DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

September 8, 2025

VIA EDGAR
==========
Samantha Brutlag
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Ms. Brutlag,
On May 23, 2025, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the WarCap Unconstrained Equity ETF (the “Fund”). On July 1, 2025, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary
Comment 1. In “Principal Investment Strategies,” if the Fund expects to be focused on any particular sectors in the first year, please add disclosure regarding which sectors and add risks for those sectors.
Response. The Adviser has confirmed to the Registrant that the Fund does not expect to be focused on any particular sectors. Market conditions may result in the Fund being focused from time to time, but there is not expected focus as part of the Fund’s principal investment strategies.
Additional information about the Fund’s Investment Objective, Principal Investment Strategies, and Risks
Comment 2. In the section “Investment Objective,” the stated 80% policy is different than as stated in item 4 and in the strategy section of item 9. If equity related securities are part of the 80% test, then please revise the disclosure in the strategy to be consistent and add disclosure regarding the types of equity related securities in which the Fund may invest.
Response. The Registrant has corrected the typo in the investment objective section so that it now just refers to equities.

Page Two

Comment 3. The Staff notes that the disclosure in Item 9 regarding the investment strategy is the same as item 4. Please revise the disclosure so that item 4 is a summary of item 9 as required by Form N-1A.
Response. The Registrant has revised the disclosure so that item 4 is a summary of item 9.
Management of the Fund
Comment 4. In the section “Portfolio Manager,” please revise the biography of the portfolio manager to provide more detail regarding what he does at the Adviser in accordance with item 10(a)(2) of Form N-1A.
Response. The Registrant has revised the disclosure as requested.

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If you have any questions or comments, please contact the undersigned at 404.736.7863.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle